EXHIBIT 5

March 30, 2004

ENERGYSOUTH, INC.
2828 Dauphin Street
Mobile, Alabama 36606

Ladies and Gentlemen:

     Reference is made to the Registration Statement on Form S-8 of EnergySouth, Inc. (the “Company”), filed by the Company in connection with the registration of $2,058,600 unsecured deferred compensation obligations (the “Obligations”) and 60,000 shares of Common Stock, par value $.01 per share, of the Company (the “Common Stock”), to be issued in accordance with the terms of the Second Amended and Restated EnergySouth, Inc. Non-Employee Directors Deferred Fee Plan (the “Plan”).

     On the basis of such examination of such corporate records, certificates and other documents as we have considered necessary or appropriate for purposes of this opinion, we advise you that, in our opinion: (i) when issued in accordance with the provisions of the Plan, the Obligations will be valid and binding obligations of the Company, enforceable against the Company in accordance with the provisions of the Plan; and (ii) upon the due authorization and execution of the Common Stock by the Company and the receipt of payment for the Common Stock in accordance with the provisions of the Plan, the Common Stock will have been validly issued and will be fully paid and non-assessable.

     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

Armbrecht Jackson LLP

By	/s/ E. B. Peebles III

E. B. Peebles III